FOR IMMEDIATE RELEASE

Points International to Present at the 2015 Southwest IDEAS Conference

TORONTO, November 11, 2015 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, today announced that members of management will participate in the 2015 Southwest IDEAS Conference to be held November 18-19, 2015, at the Marriott Quorum in Dallas. The Company will present on Wednesday, November 18th at 1:50 PM CT as well as participate in one-on-one meetings throughout the day.

For more information or to meet with management, please contact Points' investor relations team.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
310-829-5400